Filed by Bancshares of Florida, Inc. Pursuant to Rule 425

And Deemed Filed Pursuant to Rule 14a-12

Subject Company: Bristol Bank

No Commission File Number

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to: (1) statements about the benefits of the combination of Bancshares of Florida, Inc. and Bristol Bank, including future financial and operating results, cost savings, and enhanced revenues; (2) statements with respect to Bancshares of Florida, Inc. and Bristol Bank’s, plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, and “projects”, as well as similar expressions. These statements are based upon the current beliefs and expectations of Bancshares’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following letter has been sent to Bristol Bank’s customers on or about March 15, 2006.

Dear Customer Name:

It is with great pleasure that we take the opportunity to share with our valued customers some exciting news! As you may have heard, Bristol Bank recently announced a partnership with Bank of Florida to provide the best banking experience in Florida. We’re taking everything that is important to you in selecting a financial partner, and making it better by improving convenience and enhancing the types of products and services we can provide.

We know the first thing on your mind is, “Will I continue to receive the same first class service from the same great Coral Gables location.” And the answer is, “Yes, of course!” Bristol Bank partnered with Bank of Florida because we share the same philosophy of providing superior client service. In fact, Bank of Florida is known as the “Hospitality Bank,” and looks forward to welcoming you with all the warmth and hospitality for which we are known.

We understand that you might have questions about Bank of Florida and its history. Bank of Florida was founded in 1999, by a group of business leaders and bankers who wanted to satisfy the growing demand for high-quality, customer-focused community banking as an alternative to the large, detached, out-of-state banks. Part of Bank of Florida’s philosophy is that the local management team makes all decisions at the local level so that they can better serve the bank’s Florida markets.

Today, Bank of Florida has six locations in Southeast and Southwest Florida as well as Tampa Bay with independent Boards of Directors who are true leaders and builders of their communities. They also operate a full service trust company, Bank of Florida Trust Company, that provides investment management, estate planning and family office services.

The transition from Bristol Bank to Bank of Florida will happen over the next six to eight months. You will receive additional communications from the bank during the summer that will contain specific information about your account(s). In the meantime, please continue to conduct your banking transactions just as you have in the past.

This union will combine some of the finest banking professionals in South Florida, and we look forward to continue serving your financial needs. If you have any questions, please call 305-661-0400. Welcome to Bank of Florida!

Sincerely,

/s/ Christopher Roden	/s/ Michael McMullan
Christopher Roden Chairman & CEO Bristol Bank	Michael McMullan President& CEO Bancsharesof Florida, Inc.

In connection with the proposed transaction, Bancshares of Florida, Inc. will file a proxy statement/prospectus as part of a registration statement on Form S-4 and other documents regarding the proposed transactions with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus (and all amendments and supplements to it because it will contain important information about Bancshares of Florida, Inc., Bristol Bank and the proposed transaction.